[ROCKY HOLDING, INC. LETTERHEAD]

July 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Morris, Special Counsel

RE:	Rocky Holding, Inc.

Registration Statement on Form S-4

Filed April 14, 2014, as amended on May 21, 2014, June 19, 2014,

July 21, 2014 and July 28, 2014

File No. 333-195236

Dear Mr. Morris:

In accordance with Rule 461, I am writing this letter on behalf of Rocky Holding, Inc. (the “Company”) to request that the Securities and Exchange Commission declare the above-captioned registration statement effective at 4:00 p.m., July 30, 2014, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	it is aware of its obligations under the Securities Act of 1933;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (336) 664-1233.

July 28, 2014

Very truly yours,

Rocky Holding, Inc.

By:	/s/ Robert A. Bruggeworth
Robert A. Bruggeworth
Chief Executive Officer

cc:	Ralph G. Quinsey
TriQuint Semiconductor, Inc.
Roy W. Tucker, Esq.
Perkins Coie LLP
Keith Flaum, Esq.
Weil, Gotshal & Manges LLP
Jeffrey C. Howland, Esq.
Womble Carlyle Sandridge & Rice, LLP